SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 1

Salient Alternative Strategies Master Fund

(Name of Issuer)

Salient Alternative Strategies Master Fund

(Name of Person(s) Filing Statement)

Shares of Beneficial Interest

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

John A. Blaisdell c/o Salient Advisors, L.P. 4265 San Felipe, 8th Floor Houston, Texas 77027 (713) 993-4675	With a copy to: George J. Zornada K&L Gates LLP State Street Financial Center One Lincoln St. Boston, MA 02111-2950 (617) 261-3231

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

(November 28, 2012)

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$25,000,000(a)	$3,410.00(b)

(a)	Calculated as the aggregate maximum purchase price for shares of beneficial interest.
(b)	Calculated at $136.40 per million of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid: $1,636.80	Filing Parties: Salient Alternative Strategies Master Fund
Form or Registration No.: Schedule TO, Registration No. 005-85709	Date File: October 24, 2012

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on October 24, 2012 by Salient Alternative Strategies Master Fund (the “Fund”) in connection with an offer (the “Offer”) to purchase up to $12,000,000 of shares in the Fund (“Shares”) on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits 99.2 and 99.3 to the Statement.

This Amendment No. 1 to the Statement is being filed to report the following information pursuant to Rule 13e-4(c)(3) (capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase):

The Offer amount is being increased to an aggregate of $25,000,000 of Shares, on the same terms and subject to the same conditions set forth in the Offer to Purchase and the related Letter of Transmittal, except that the expiration date of the Offer is extended until 12:00 midnight, Central Time, on December 11, 2012, in accordance with Rule 13e-4(f)(1)(ii).

The information contained in the Supplement to Offer to Purchase dated November 28, 2012, attached as Appendix A hereto, will be distributed to shareholders in the Fund contemporaneously with the filing of this Amendment.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2012

SALIENT ALTERNATIVE STRATEGIES MASTER FUND

By:	/s/ John A. Blaisdell
Name:	John A. Blaisdell
Title:	Principal Executive Officer